The Future of Crowdfunding

BackerKit

February 2025

BackerKit invented the pledge management segment

Over $3B in pledge volume has been managed on BackerKit

- For the last 12 years, BackerKit has defined and grown the pledge management segment, offering a critical software solution to the largest and most complex crowdfunding campaigns
- Over **$3B in pledge volume** has been managed through our software, ensuring that creators not just fund the dream, but make it a reality
- Our tools make it easy for creators to fulfill orders for their backers – including custom surveys, managing shipping and taxes, and more – as well as making additional sales through our add-on and pre-order functionality
  - **1 in 4 dollars raised on Kickstarter** last year were fulfilled via BackerKit
  - Thanks to BackerKit's creator-centric product, creators raise an average of **20-30% more funds** post campaign close

We have grown the business to over $21M per year

Our growth has been fully bootstrapped by a small, profitable team



BackerKit annual revenue

Fiscal year (Jul-Aug)

Key revenue streams

- Campaign fees (% of funds raised)
- Commission on paid advertising
- Transaction fees on add-ons and pre-orders

We've proven we're ready to take over the crowdfunding market

As crowdfunding has matured and become more mainstream, the universe of creators who should use it has grown significantly

- Kickstarter created the market, but they are stagnating, with total pledge volume declining since 2021
- Top crowdfunding creators have asked us for years to give them an end to end solution from fundraising through fulfillment
- In addition, the creator economy has boomed and is expected to nearly double to $480B from 2023 to 2027* – with new segments of creators owning strong communities and brands who are perfectly poised to add crowdfunding as a revenue stream for their business (e.g., streamers, IG/TikTok influencers, top creators on Patreon).
- However, existing crowdfunding platforms need to innovate and evolve to meet the needs of this new high growth segment

There is a real opportunity to not only gain market share from Kickstarter, but also to grow the crowdfunding market as a whole.

* Source: Goldman Sachs Creator Economy Report

We've achieved product-market fit in just two years with our crowdfunding platform

In 2024, we more than doubled the pledge volume on the platform for the 2nd year in a row

- Launching our own crowdfunding platform allows us to own our own destiny and bring much-needed innovation to creators, while taking a higher % of funds raised
- Crowdfunding drives more than twice the revenue vs. the pledge manager
  - Converting a creator to crowdfunding brings in on average $4 more revenue for every $100 raised.
  - This is a 2.2x increase in revenue for the same campaign, just based on the first 2 years of our crowdfunding platform, which has opportunity to be optimized further.



Within our first 2 years, we have broken numerous records in the crowdfunding industry

- **Words of Radiance Leatherbound by Brandon Sanderson**
  - **11.8x their goal:** $23.7M raised from over 102k backers with original goal of $2M
  - #1 Fastest to reach $10m in crowdfunding
  - #1 Biggest Day-1 total in crowdfunding
  - #2 Most funded crowdfunding project of all time
- **Weighted Wonders**
  - **24x their goal**: $1.2M raised from 8k backers with original goal of $50k
  - Biggest plushie campaign across all crowdfunding platforms (more than double the highest funded on Kickstarter)
- **Gloomhaven Grand Festival**
  - **2.6x their goal:** $5.1M raised from 34.7k backers with original goal of $2M
- **The MCDM RPG: Draw Steel**
  - **5.8x their goal**: $4.6M raised from 30.1k backers with original goal of $800k



NEWS

Brandon Sanderson will bring his next project to Kickstarter competitor Backerkit

Tabletop remains an important area of focus, says Backerkit CEO

BY **CHARLIE HALL**
Feb 21, 2024, 1:16 PM PST

16 | Comments (16 New)



NEWS

Kickstarter rival Backerkit exits beta on the heels of a successful Gloomhaven campaign

The San Francisco-based startup joins Poland's Gamefound in courting global tabletop creators

BY **CHARLIE HALL**
Jul 18, 2023, 6:00 AM PDT

6 | Comments (6 New)

Indie tabletop RPG raises over $4.6 million on BackerKit in effort to create fantasy title 'unburdened' by Dungeons & Dragons

 News By Cat Bussell published January 5, 2024

We're raising an equity crowdfunding round to fund our new platform

We're walking the walk, and continuing to build with our community and creators first

- We are raising $2M in a community round on Wefunder in order to accelerate the pace of the big bets we can make

- Led by the Sahil Lavingia, the CEO of Gumroad

- Participation from Garry Tan (CEO of Y Combinator)

- We are sharing the opportunity with friends, family and customers first before launching on WeFunder in late Feb /early March 2025

- Terms:
  - $89M post-money valuation
  - Early bird terms: 20% discount